SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Possis Medical, Inc.
(Name of Subject Company)
Possis Medical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
737407106
(CUSIP Number of Class of Securities)
Robert G. Dutcher
Possis Medical, Inc.
9055 Evergreen Blvd NW
Minneapolis, Minnesota 55433-8003
(763) 780-4555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Thomas Martin
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
ITEM 9. EXHIBITS.
INDEX TO EXHIBITS
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Possis Medica, Inc. (the “Company”) with the Securities Exchange Commission (the “SEC”) on February 25, 2008 (as amended, the “Statement”). The Statement relates to the cash tender offer by Phoenix Acquisition Corp., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of MEDRAD, Inc., a Delaware corporation (the “Parent”), disclosed in a Tender Offer Statement on Schedule TO dated February 25, 2008, filed with the SEC, to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) at a price of $19.50 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2008 (the “Offer”), and the related Letter of Transmittal. Copies of the Offer and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Statement, respectively, and are incorporated herein by reference. Except as otherwise indicated herein, the information set forth in the Statement remains unchanged.
     The information in the Statement is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
     Item 8 is hereby amended and supplemented by adding the following text to the end thereof:
Expiration and Completion of Offer
     The Offer expired at 5:00 p.m., New York City time, on March 25, 2008. All of the conditions to the Offer have been satisfied. Based on information provided by the Depositary for the Offer, as of the expiration time, 14,951,550 Shares were tendered pursuant to the Offer and not withdrawn which, together with 715,141 shares to be tendered under guaranteed delivery procedures, represents approximately 92% of the outstanding Shares. Purchaser announced that it has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.
     On March 26, 2008, Parent issued a press release announcing the expiration and results of the Offer and that Purchaser has commenced a subsequent offering period for all remaining Shares that have not yet been tendered to the Offer. The subsequent offering period will expire at 5:00 p.m., New York City time, on April 1, 2008. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $19.50 per Share, net to the seller in cash without interest, paid during the initial offering period of the Offer. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn.
     The press release issued by Parent announcing the results of the Offer and the commencement of a subsequent offering period was filed as Exhibit (a)(5)(ii) to Amendment No. 4 to Purchaser’s Tender Offer Statement on Schedule TO.

ITEM 9. EXHIBITS.
INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase, dated February 22, 2008*

Exhibit (a)(2)	Form of Letter of Transmittal*

Exhibit (a)(3)	Form of Notice of Guaranteed Delivery*

Exhibit (a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

Exhibit (a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

Exhibit (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

Exhibit (a)(7)	Form of Summary Advertisement as published on February 22, 2008*

Exhibit (a)(8)	Press Release dated February 11, 2008*

Exhibit (a)(9)	Opinion of Greene Holcomb & Fisher dated February 10, 2008*

Exhibit (a)(10)	Letter to Shareholders of the Company dated February 22, 2008*

Exhibit (e)(1)	Agreement and Plan of Merger dated as of February 11, 2008, among Parent, Purchaser and the Company*

Exhibit (e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 20, 2008, by and between Parent, Purchaser and the Company*

Exhibit (e)(3)	Employment Agreement, made on February 10, 2008, between the Company and Robert G. Dutcher*

Exhibit (e)(4)	Employment Agreement, dated February 19, 2008, between the Company and Jules L. Fisher*

Exhibit (e)(5)	Employment Agreement, dated February 19, 2008, between the Company and Irving R. Colacci*

Exhibit No.	Description

Exhibit (e)(6)	Employment Agreement, dated February 19, 2008, between the Company and James D. Gustafson*

Exhibit (e)(7)	Employment Agreement, dated February 19, 2008, between the Company and Shawn F. McCarrey*

Exhibit (e)(8)	Employment Agreement, dated February 19, 2008, between the Company and Robert J. Scott*

Exhibit (e)(9)	Employment Agreement, dated February 19, 2008, between the Company and John C. Riles*

Exhibit (e)(10)	Robert Dutcher Supplemental Executive Retirement Deferred Compensation Agreement, Restated as of August 1, 2006*

Exhibit (e)(11)	Form of Tender and Support Agreement, dated February 11, 2008, by and among MEDRAD, Inc., Phoenix Acquisition Corp. and each of the following directors and executive officers of the Company: Robert G. Dutcher, Jules L. Fisher, Irving R. Colacci, James D. Gustafson, Robert J. Scott, Shawn F. McCarrey, Donald C. Wegmiller, Seymour J. Mansfield, William C. Mattison, Whitney A. McFarlin, Rodney A. Young and Mary K. Brainerd*

Exhibit (e)(12)	Confidentiality Agreement between Parent and the Company dated October 12, 2007*

Exhibit (e)(13)	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 11, 2008, by and between the Company and Wells Fargo Bank, National Association*

Exhibit (e)(14)	Possis Medical, Inc. Change in Control Termination Pay Plan, amended effective February 10, 2008*

Exhibit (g)	None

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSSIS MEDICAL, INC.
By:	/s/ ROBERT G. DUTCHER
	Name:	Robert G. Dutcher
	Title:	Chairman, President and Chief Executive Officer

Dated: March 26, 2008